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[GERDAU LOGO]               GERDAU AMERISTEEL


May 24, 2005

To:   Canadian Securities Administrators


Dear Sirs/Mesdames:

RE:   GERDAU AMERISTEEL CORPORATION (THE "CORPORATION")
      ANNUAL MEETING OF SHAREHOLDERS HELD ON MAY 6, 2005
      REPORT OF VOTING RESULTS

In accordance with s. 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report describes the matters voted upon and the outcomes of the votes conducted at the Corporation's Annual Meeting of Shareholders:

The Annual and Special Meeting of Shareholders of the Corporation was held on May 6, 2005 in Toronto, Canada. At this meeting, there were shareholders represented in person or by proxy holding 250,098,317 common shares (the "Common Shares"), representing 82.2% of the issued and outstanding Common Shares. The following is a summary of the votes cast by holders of the Common Shares (the "Shareholders") represented at this meeting.

1.  ELECTION OF DIRECTORS

All of the directors nominated for election at the meeting were elected as directors of the Corporation by acclamation until the next annual meeting of shareholders or until their successors are duly elected or appointed. Management received proxies from the Shareholders to vote for the nine directors nominated for election as follows:

Name of Nominee                   Votes For        Proxy %       Votes Withheld       Proxy %
-------------------------------   ---------        -------       --------------       -------
Phillip E. Casey                 249,960,047       Over 99%          138,270        Less than 1%
Kenneth W. Harrigan              249,960,047       Over 99%          138,270        Less than 1%
Joseph J. Heffernan              249,960,047       Over 99%          138,270        Less than 1%
Jorge Gerdau Johannpeter         249,960,047       Over 99%          138,270        Less than 1%
Frederico C. Gerdau Johannpeter  249,960,047       Over 99%          138,270        Less than 1%
Andre Bier Johannpeter           249,960,047       Over 99%          138,270        Less than 1%
J. Spencer Lanthier              249,960,047       Over 99%          138,270        Less than 1%
Arthur Scace                     249,960,047       Over 99%          138,270        Less than 1%
Dr. Michael D. Sopko             249,960,047       Over 99%          138,270        Less than 1%


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2.  APPOINTMENT OF AUDITOR

The resolution to reappoint PricewaterhouseCoopers LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix the remuneration to be paid to the auditors was approved by a majority of the Shareholders. Management received proxies to vote on this resolution as follows.

   Outcome        Votes For        Proxy %      Votes Withheld        Proxy %
   -------        ---------        -------      --------------        -------
   Carried       249,961,026       Over 99%         94,559          Less than 1%


3.   RESOLUTION APPROVING THE 2005 LONG-TERM INCENTIVE PLAN OF
     GERDAU AMERISTEEL CORPORATION

The resolution to approve the Corporation's 2005 Long-Term Incentive Plan was approved by a majority of the Shareholders. Management received proxies to vote on this resolution as follows.

                                                                         Votes
   Outcome    Votes For    Proxy %    Votes Withheld      Proxy %       Against        Proxy %
   -------    ---------    -------    --------------      -------       -------        -------
   Carried   241,366,625   Over 99%      1,010,862      Less than 1%    131,351      Less than 1%

There were no other matters before the meeting that required a vote by the Shareholders.


                                            GERDAU AMERISTEEL CORPORATION


                                            "Signed" Robert E. Lewis
                                            ------------------------------------
                                            Robert E. Lewis
                                            Vice-President, General Counsel and
                                            Corporate Secretary